FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 17th May 2011

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc (“the Company”) announces the poll results on the resolutions at its Annual General Meeting held on 17th May, 2011 at Circustheater, Circusstraat 4, The Hague, The Netherlands with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, UK. All Resolutions 1 to 21 were carried.

Pursuant to the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting will be submitted to the National Storage Mechanism and will be available for inspection at: www.Hemscott.com/nsm.do

Resolution		For	%	Against	%	Withheld
1	Adoption of Annual Report & Accounts	3,373,189,434	99.95	1,723,737	0.05	5,228,733
2	Approval of Remuneration Report	3,237,838,020	98.76	40,498,587	1.24	101,816,472
3	Appointment of Linda G. Stuntz	3,365,173,488	99.70	10,037,434	0.30	4,929,429
4	Re-appointment of Josef Ackermann	3,195,489,669	95.27	158,618,356	4.73	26,025,437
5	Re-appointment of Malcolm Brinded	3,359,467,415	99.52	16,343,893	0.48	4,323,619
6	Re-appointment of Guy Elliott	3,366,080,989	99.71	9,731,040	0.29	4,322,560
7	Re-appointment of Simon Henry	3,360,225,842	99.54	15,610,662	0.46	4,297,492
8	Re-appointment of Charles O. Holliday	3,364,881,154	99.68	10,914,627	0.32	4,339,524
9	Re-appointment of Lord Kerr of Kinlochard	3,365,005,355	99.68	10,786,915	0.32	4,351,538
10	Re-appointment of Gerard Kleisterlee	3,350,455,903	99.25	25,262,783	0.75	4,414,532
11	Re-appointment of Christine Morin-Postel	3,365,752,798	99.70	10,028,783	0.30	4,353,611
12	Re-appointment of Jorma Ollila	3,349,763,960	99.23	26,007,600	0.77	4,362,621
13	Re-appointment of Jeroen van der Veer	3,340,004,320	98.94	35,794,417	1.06	4,341,461
14	Re-appointment of Peter Voser	3,364,482,312	99.66	11,427,342	0.34	4,227,705
15	Re-appointment of Hans Wijers	3,361,126,300	99.57	14,683,024	0.43	4,325,868
16	Re-appointment of Auditors	3,363,313,926	99.77	7,790,054	0.23	9,034,327
17	Remuneration of Auditors	3,372,805,828	99.93	2,408,313	0.07	4,924,228
18	Authority to allot shares	3,326,841,524	98.71	43,415,262	1.29	9,876,529
19	Disapplication of pre-emption rights*	3,342,771,154	99.17	27,935,312	0.83	9,387,831
20	Authority to purchase own shares*	3,360,200,867	99.67	11,157,467	0.33	8,779,987
21	Authority for certain donations and expenditure*	3,229,142,456	97.32	88,787,218	2.68	62,206,283

* Special Resolutions

Please note that a ‘vote withheld’is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’and ‘against’a resolution.

May 17, 2011

Mark Edwards
Deputy Company Secretary
Tel: +44 (0) 20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 18 May 2011